EXHIBIT 99(5)

Translation from Hebrew of Immediate Report
relating to the Expiration of Term of Office of an Outside Director
of
Scailex Corporation Ltd.

December 31, 2006

To:	To
Israel Securities Authority	The Tel-Aviv Stock Exchange

Immediate Report relating to Senior Office Holder
Ceasing to Serve in his Position
Regulation 34(a) of Securities Law Regulations (Periodic & Immediate Reports) 1970

1.	Personal Name: Gerald Morris
Family Name: Dogon
Type of Identity Number: (Israel)
Identity Number: 069688109
Citizenship: An individual with an Israeli citizenship.

2.	The position he ceased to holding: Outside Director

3.	The date upon which he ceased to serve: December 31, 2006.
Date of commencement of service: December 31, 2003.

4.	To the best of the Corporation’s knowledge, the termination of services is not related to circumstances to which the holders of the Corporation’s securities must be informed.

5.	Way of discontinuing the service: Expiration of term of office.

6.	The position he continues to hold in the Corporation: None.

7.	Will the Senior Office Holder continue to serve as:
a.	an interested party?: No.
b.	a senior office holder: No.

8.	Did the Company view the Director as a person who has accounting and financial expertise? Yes.

9.	The following is a wording of the notice of resignation of an Outside Director and the reasons for the resignation: n/a

10.	The date and time where the Corporation was for the first time informed about the event or the matter subject of this report: On December 31, 2006 at 14:00.